UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of June 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F   ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

Reuters: EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US

EDP COMPLETES DEBT EXCHANGE OFFER ON THE EUROBONDS 2008 AND 2011 AND ISSUES €500,000,000 EUROBOND 3.750% MATURING IN 2015

EDP - Energias de Portugal, S.A. (“EDP”) completed today the Exchange Offer on its €500,000,000 5.000% Eurobond due 2008 issued by EDP Finance B.V. and the €1,000,000,000 5.875% Eurobond issued by EDP due 2011 for a new Euro denominated 3.750% fixed-rate Notes due 2015 issued by EDP Finance B.V..

The New Eurobond will be issued under EDP’s and EDP Finance B.V.’s €5,000,000,000 Programme for the Issuance of Debt Instruments and application will be made for the New Eurobond to be admitted to official listing on the London Stock Exchange.

Through this transaction, EDP has achieved its principal objectives in respect of its debt portfolio management, referred to in our June 1, 2005 release, namely extending the average life of the debt portfolio and managing efficiently the refinancing risk of the Group.

As a result of this Exchange, repayment amounts in 2008 and 2011 have been reduced €145 million and €253 million, respectively.

EDP decided to issue additional bonds in the amount of €102 million, increasing the new Eurobond 2015 issue to €500,000,000. The additional €102 million will be used to refinance short-term debt outstanding.

As such EDP:

•      took advantage of present market conditions, namely the historically low interest rates, which enabled a coupon fixing of 3.750%;

INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello Phone +351 210012834 Fax: +351 210012899 Email: ir@edp.pt

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

•	created a new 10 year benchmark issue, reinforcing its presence in the international capital markets;

•	enlarged its fixed income investor base, by allowing new investors to participate in this issue - it should be noted that the Exchange offer was limited to existing bond holders of the 2008 and 2011 Eurobonds.

The pricing terms of the Exchange Offer and the new bond were fixed today as follows:

•	Eurobond 2008 5.000%: 24bps over OBL 4.5% due 17 August 07, equivalent to 106.871%;

•	Eurobond 2011 5.875%: 29bps over DBR 5.25% due 4 January 11, equivalent to 115.009%;

•	the new Eurobond 2015 was issued at 99.346% and carries an annual coupon of 3.750%.

As referred in the abovementioned release, this Exchange Offer is an integral part of a broader restructuring of the Group’s debt portfolio, which includes a Consent Solicitation on its €1,000,000,000 6.400% Eurobonds due 2009 to approve certain amendments to the terms and conditions of these Eurobonds.

Deutsche Bank is acting as Consent Agent and Transaction Co-ordinator on this transaction and ABN AMRO, BNP Paribas and Deutsche Bank are acting as Joint Dealer Managers.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated June 16, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer